Contact

www.linkedin.com/in/joseph-martingale (LinkedIn)

Top Skills

Teamwork

Alternative Investments

Microsoft Excel

Languages

Korean (Limited Working)

Certifications

Advanced Social Media Strategy Training and Certification

Joseph Martingale

Finance Student at Campbell University/Special Operations Veteran

New York City Metropolitan Area

Summary

US Army veteran with 7 years of honorable service, including over 4 years of specialized experience as a Psychological Operations Sergeant in Special Operations. Deployed to Syria and Iraq, where I effectively supported marketing and branding initiatives for regional allies while assisting in the degradation of ISIS messaging efforts. Trained in effective messaging and persuasion techniques, with a proven track record of performing under high-pressure and stressful situations. Currently pursuing a BBA with a double major in Finance and International Business, seeking to leverage my unique skill set and military experience to excel in a professional role in finance. Committed to excellence, with a strong work ethic and ability to adapt to dynamic environments.

Experience

Ruck Sox

Chief Financial Officer

March 2022 - Present (2 years)

North Carolina, United States

As CFO of a new small business, I am responsible for procurement and pricing strategies for our product. Developing and implementing procurement strategy, conducting cost analysis, establishing pricing strategy, managing financial risks, and collaborating on financial planning. Drive profitability and financial success.

Cofounders Capital

Intern

September 2023 - December 2023 (4 months)

Raleigh-Durham-Chapel Hill Area

Curi Capital

Summer Intern

May 2023 - August 2023 (4 months)

Raleigh, North Carolina, United States

Dynamic Summer Intern at Curi Capital, specifically in the Private Investments division. Assisted the Director of Private Investments in interviewing and maintaining relations with a variety of venture capital, private equity, private credit, and private real estate managers.

Contributed to the creation of novel indicators for various asset classes, enhancing the firm's analytical capabilities. Led a due diligence project to explore tax benefits of oil and gas investments, combining financial expertise with a deep understanding of tax regulations.

Regularly attended investment committee meetings, gaining significant insights into the decision-making processes, portfolio strategies, and industry trends. The internship has provided me with a robust understanding of the financial dynamics in private markets and a passion for strategic, tax-efficient investing.

U.S. Army Civil Affairs and Psychological Operations Command
Information Operations
December 2021 - January 2023 (1 year 2 months)
New York City Metropolitan Area

As a seasoned PSYOP and Influence professional, took on the responsibility of mentoring officers of a higher rank in the nuances of Information Operations (IO). Drawing on my extensive experience, I provide comprehensive instruction on IO domains, including psychological operations, public affairs, cyber operations, military deception, strategic communications, and influence operations. Through leadership and mentorship, I empowered the junior officers to excel in their roles, contributing to the success of the IO team and the organization

1st Special Forces Command (Airborne) - US Army
Psychological Operations
September 2017 - December 2021 (4 years 4 months)
Fort Bragg, North Carolina

PSYOP soldiers conduct planned operations to influence foreign audiences by conveying select information to shape their emotions, motives, reasoning, and behavior. They analyze public life, identify susceptible targets, design multimedia communications projects, and evaluate their effects. They also manage resources, budgets, and present recommendations to various stakeholders.

82nd Airborne Division, U.S. Army

Parachute Rigger
September 2016 - September 2017 (1 year 1 month)
United States

Successfully packed over 500 parachutes with zero deficiencies or malfunctions

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Education

Campbell University
Bachelor of Business Administration - BBA, International Business and Finance · (August 2022 - December 2024)

Fayetteville Technical Community College
Associate's degree, General Studies · (2020 - 2021)